FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 24 July, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Issued – Leverkusen, Germany and London, UK 24 July 2002

BAYER AND GLAXOSMITHKLINE RECEIVE US FDA APPROVABLE LETTER FOR VARDENAFIL

Bayer AG [DAX and NYSE: BAY] and GlaxoSmithKline plc [LSE and NYSE: GSK], announced today that they have received an approvable letter from the U.S. Food and Drug Administration (FDA) for vardenafil, an oral investigational drug under review for the treatment of erectile dysfunction (ED). The drug has been approved by regulatory authorities in several Latin American countries and has been submitted for approval to regulatory agencies in all major markets.

The companies said that the FDA has asked for additional clinical pharmacology studies before granting final approval for vardenafil. A U.S. launch for the product is now projected for 2003.

Wolfgang Plischke, Ph.D., president, Pharmaceutical Division of Bayer HealthCare, Bayer AG, said, "Bayer and GSK are committed to bringing vardenafil to market as quickly as possible, and believe that the compound can provide a new alternative for millions of men."

About Bayer

Bayer is an international, research-based group with core businesses in health care, crop science, polymers and specialty chemicals. It employs some 117,000 people throughout the world. In 2001 Bayer had sales of EUR 30.3 billion and net income of EUR 965 million. Capital expenditures amounted to EUR 2.6 billion, R&D spending to EUR 2.6 billion. Bayer AG stock is a component of the DAX and is listed on the New York Stock Exchange (ticker symbol: BAY).

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

gsk.0262a

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

ABOUT GSK

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the company's operations are discussed in the section "Cautionary factors that may affect future results" in GSK's results announcement for the year ended 31 December 2001, filed with the U.S. Securities and Exchange Commission.

Enquiries:

GlaxoSmithKline		
UK Media enquiries:	Martin Sutton	(020) 8047 5502
	Alan Chandler	(020) 8047 5502
	Siobhán Lavelle	(020) 8047 5502
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patricia Seif	(215) 751 4390
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8047 5540
	Philip Thomson	(020) 8047 5543
	Joan Toohill	(020) 8047 5542
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419
Bayer AG		
Corporate Communications, Leverkusen, Germany	Dr Michael Diehl	214 30 58532
Investor Relations, Leverkusen, Germany	Afssaneh Rahbar	214 30 33021
Bayer Pharmaceuticals		
Corporate Communications, US	Lara Crissey	(203) 812-6558

Annex A

The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statement on Form S-8 (File No. 333-13022.

Issued: **24th July 2002, London**

Results Announcement for the Second Quarter 2002

GSK DELIVERS BUSINESS PERFORMANCE* EPS GROWTH OF 13% CER (10% Sterling)

TRADING PROFIT INCREASES 22% (CER) DRIVEN BY GROWTH IN THE US BUSINESS AND COST SAVINGS

GlaxoSmithKline plc (GSK) today announces its results for the second quarter ended 30th June 2002. The business performance results are summarised below.

BUSINESS PERFORMANCE RESULTS*

	Q2 2002	Increase		**H1 2002**	Increase	
	£m	CER %	£%	**£m**	CER %	£%
Sales	5,415	8	6	10,525	8	7
Trading profit	1,819	22	18	3,434	21	18
Profit before tax	1,827	10	7	3,420	13	11
Earnings per share	*21.9p*	13	10	*40.9p*	15	13

Q2 2002 HIGHLIGHTS*

Pharmaceutical sales continue strong growth, up 9%.

- Growth especially strong in USA at 15%, Europe sales up 1%, Rest of World up 5%.
- Strong growth in key therapy areas led by CNS - up 21%, Respiratory - up 15%, Anti-virals - up 12%.
- New product sales of £1.2 billion - up 34%, now represent 27% of pharmaceutical sales.
- *Seretide/Advair* continues very strong performance with sales of £416 million, now GSK's second-largest product, following the US launch in April 2001.

Other income reduced from £163 million to £16 million.

Net cash inflow from operating activities of over £2 billion.

Following the launch of generic *Augmentin* in the USA, GSK now expects to deliver business performance EPS growth* of at least 10% for 2002, high single digits for 2003.

Commenting on the performance for the quarter, Dr Jean-Pierre Garnier, Chief Executive Officer, said:

"In this challenging period for the pharmaceutical industry, GSK has produced excellent financial results generating trading profit growth of 22%, EPS growth of 13% (CER), and a solid performance from our key therapeutic areas. Our strategy of progressing our substantial early clinical pipeline through development is on track and we are excited about preparing for a number of important product launches such as vardenafil, *Augmentin XR*, *Avandamet* and *Wellbutrin XL*".

* Business performance, which is the primary measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. All financial commentaries are on a business performance basis and growth rates are at constant exchange rates (CER) unless otherwise stated. The forecasts are on a business performance basis at CER and assume GSK successfully defends its intellectual property surrounding Paxil in the USA.

Results for 2001 have been restated following the implementation of FRS 19 'Deferred tax' in 2002. See "Taxation – total " on page 13.

SECOND QUARTER PERFORMANCE 2002

PHARMACEUTICALS PERFORMANCE DRIVEN BY 15% GROWTH IN USA
Pharmaceutical sales increased 9% to £4.6 billion, driven by 15% growth in US sales to £2.6 billion - representing 55% of the business. The underlying growth rate for the US business is broadly consistent with reported sales growth, although some products were affected by wholesaler-stocking patterns. Europe sales were up 1% to £1.2 billion, benefiting from growth in France, Spain and Eastern Europe. These performances were offset by declines in Italy and Germany, reflecting the impact of government reforms. Rest of the World markets grew 5% to £888 million with strong performances in Asia Pacific and the Middle East, partially offset by difficult market conditions in Mexico.

HIGHLIGHTS FOR THE QUARTER

CNS SALES UP 21% to £1,166 MILLION; STRONG START FOR *PAXIL CR*
In the USA *Paxil* sales were up 39%. Excluding the impact of wholesaler stocking patterns, underlying growth remained strong, up 18%. *Paxil CR* (controlled-release tablets), launched in the USA in April, already represents 13% of new prescriptions for *Paxil*. In Europe, *Seroxat/Paxil* sales were down 1% due to generic competition in Germany and Northern Europe. Rest of the World markets were up 31%, reflecting continuing growth in Japan.

Wellbutrin sales increased 35% in the USA. *Wellbutrin XL*, the new once daily version, remains on track for regulatory filing in the second half of 2002.

Lamictal sales grew 24% to £110 million, driven by growth in the USA. During the quarter the American Psychiatric Association issued updated guidelines which now include *Lamictal* as first-line monotherapy for acute bipolar depression.

RESPIRATORY SALES GREW 15%; NOW EXCEED £1 BILLION
Seretide/Advair sales more than doubled over the same period last year, driven by the highly successful US launch and continued success in Europe and Rest of the World markets. *Seretide/Advair* is now GSK's second-largest product.

GSK has submitted additional data to the FDA on the use of *Seretide/Advair* in the treatment of Chronic Obstructive Pulmonary Disease (COPD). A response from the agency is expected by the end of the year.

As expected, *Flixotide/Flovent* and *Serevent* declined in those markets where *Seretide/Advair* has been launched.

ANTI-VIRALS GREW 12% TO £570 MILLION; *TRIZIVIR* CONTINUES TO BUILD MARKET SHARE
Global sales of HIV medicines grew 9%, driven by *Trizivir* in Europe and the USA. This triple-combination therapy is the most frequently prescribed medicine for new HIV patients in the USA.

Valtrex for herpes achieved sales growth of 31%, to £105 million for the quarter. In the second half of the year the company is expecting to receive a response from the FDA on a new indication for one-day treatment for cold sores.

ANTI-BACTERIALS FELL 3% TO £559 MILLION; *AUGMENTIN* UP 10%
US sales of *Augmentin* were up 18% for the quarter and were not impacted by generic *Augmentin*, which was introduced in the USA in July. *Augmentin* continues to be the most prescribed antibiotic for paediatric patients in the USA following the successful introduction of *Augmentin ES* last year. *ES* now represents 36% of *Augmentin* paediatric prescriptions.

GSK has submitted additional data to the US FDA to support the regulatory filing of *Augmentin XR* adult formulation and the file is currently being reviewed by the agency.

Ceftin sales continued to decline as a result of generic competition in the USA.

METABOLIC/GASTROINTESTINAL SALES DECLINED 5% TO £385 MILLION
Avandia grew 4% to £222 million, benefiting from recent launches in Europe and the Rest of the World. In the USA, reported sales of *Avandia* were down 1%, due to wholesaler stocking patterns. Underlying growth was estimated at 5%. The company expects US approval of its new combination product *Avandamet* (*Avandia* and metformin) in the second half of this year.

Sales of this category were affected by the decline of *Zantac*, primarily in Europe and International markets.

VACCINES CONTINUE STEADY GROWTH, UP 8% TO £261 MILLION
The Hepatitis franchise grew 11%. *Twinrix* continued to perform well in the USA. *Infanrix* declined 1% as strong performances in the USA (up 40%) and the Rest of the World markets (up 26%) were offset by the loss of a tender contract in Europe (down 28%).

CONSUMER HEALTHCARE SALES OF £802 MILLION

Total sales were up 3%. Sales were up 3% in the USA and 5% in Europe. Rest of the World sales decreased 1%, primarily due to lower sales in India.

Oral care sales of £274 million were level with last year as growth from *Sensodyne* was offset by a decline in *Aquafresh*.

Over-the-counter medicines were up 6% to £382 million, benefiting mostly from smoking control product growth in the USA.

Nutritional healthcare sales were down 1%. Growth of *Lucozade* and *Ribena* in Europe was offset by lower *Horlicks* sales in India.

PIPELINE UPDATE

Late yesterday, GSK and Bayer received an approvable letter from the FDA requesting additional clinical pharmacology studies for vardenafil, the product for erectile dysfunction. GSK and Bayer are working with the Agency and are committed to bringing this product to the market as soon as possible and expect a US launch in 2003.

During the quarter GSK entered into a new licensing agreement with Nobex Corporation for the development of orally administered insulin products for the treatment of diabetes, including a novel modified oral insulin for controlling post-meal blood glucose, which is currently in Phase I/II clinical trials.

Also, the Group recently announced the signing of a worldwide agreement with elbion AG to collaborate on the development and commercialisation of elbion's phosphodiesterase (PDE) IV inhibitor, and associated back-up compounds. These products are potent PDE IV inhibitors that have been optimised for topical inhaled/intranasal delivery, and the lead product is currently in Phase II clinical studies for the intranasal treatment of allergic rhinitis and Phase I studies for inhaled treatment of asthma and COPD.

GSK has received confirmation from the Swedish regulatory authority (MPA) that dutasteride, the product for benign prostatic hyperplasia, was approved in Sweden on 19th July. Sweden will now act as the Reference Member State for the Mutual Recognition procedure in Europe.

MERGER AND RESTRUCTURING

GSK continues to implement its merger and manufacturing restructuring plans and remains on track to deliver forecast total annual merger and manufacturing restructuring savings of £1.8 billion by 2003, excluding Block Drug. The total estimated cost of achieving this remains at £3.8 billion, of which £2.8 billion had been charged by 30th June 2002.

Net costs of £194 million were incurred in the quarter in respect of merger and manufacturing restructuring. After tax relief of £63 million, the net charge was £131 million.

TRADING PROFIT AND EARNINGS PER SHARE

Business performance trading profit was £1,819 million with a growth of 22%, stronger than sales growth of 8%, demonstrating an improved trading margin. This improved 3.5 points to 33.6%, due principally to regional and product mix benefits in cost of sales, merger integration cost savings and lower R&D expenditure. Second quarter business performance EPS of 21.9 pence increased 13% in CER terms and 10% in sterling terms, reflecting a weaker US dollar.

Total results, which include merger and manufacturing costs, delivered trading profit of £1,625 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 19.7 pence compared with 16.8 pence in Q2 2001.

SHARE BUY-BACK PROGRAMME

GSK announced plans in 2001 to invest up to £4 billion buying its shares on the market. This programme covers purchases by the company of shares for cancellation and the purchase of shares relating to share option grants and other share based incentives. To date £3.7 billion of this has been spent, of which £2 billion was spent in 2001.

EARNINGS GUIDANCE FOR 2002 AND 2003

Following the US launch of a generic *Augmentin* product by Geneva in July 2002 GSK's business performance guidance is now forecast growth in earnings per share of at least 10% in 2002 and high single digits percentage growth in 2003. Business performance is at constant exchange rates and excludes merger items, integration and restructuring costs and disposals of subsidiaries. This guidance assumes GSK successfully defends its intellectual property surrounding *Paxil* in the USA.

Despite the ruling of a federal judge in the USA that the Group's patents for *Augmentin* are invalid, GSK continues to believe its patents are valid and is appealing against the judgement. Further information is detailed in the Legal proceedings section.

If exchange rates were to hold at the 30th June 2002 levels for the remainder of the year the negative currency impact on earnings per share would be approximately 3% for the full year.

DIVIDEND

The Board has declared a second interim dividend of 9 pence per share. This compares with a dividend of 9 pence for the second quarter in 2001. The equivalent dividend receivable by ADR holders is 28.027 cents per ADS based on an exchange rate of £1/$1.55703. The dividend will be paid on 3rd October 2002 to shareholders and to ADR holders of record on 2nd August 2002.

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information and a copy of the company's updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	**UK Media**	Martin Sutton	(020) 8047 5502
		Alan Chandler	(020) 8047 5502
		Siobhán Lavelle	(020) 8047 5502
	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839
		Patty Seif	(215) 751 7709
	European Analyst / Investor	Duncan Learmouth	(020) 8047 5540
		Philip Thomson	(020) 8047 5543
		Joan Toohill	(020) 8047 5542
	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

GSK prepares its financial results in £ sterling. Accordingly this Announcement is issued in £ sterling. A convenience translation in US$ is also issued. Both £ sterling and US$ versions of the Announcement are available on GlaxoSmithKline's corporate website at www.gsk.com.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under Risk Factors in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2001.

PROFIT AND LOSS ACCOUNT

	Business performance			Merger, restructuring and disposal of subsidiaries		Total	
	Q2 2002 £m	Q2 2001 (restated) £m	CER%	Q2 2002 £m	Q2 2001 (restated) £m	Q2 2002 £m	Q2 2001 (restated) £m
Sales:							
Pharmaceuticals	**4,613**	4,320	**9**	**-**	-	**4,613**	4,320
Consumer Healthcare	**802**	802	**3**	**-**	-	**802**	802
SALES	**5,415**	5,122	**8**	**-**	-	**5,415**	5,122
Cost of sales	**(1,052)**	(1,077)	**-**	**(58)**	(35)	**(1,110)**	(1,112)
Gross profit	**4,363**	4,045	**10**	**(58)**	(35)	**4,305**	4,010
Selling, general and administration	**(1,950)**	(1,882)	**5**	**(107)**	(183)	**(2,057)**	(2,065)
Research and development	**(594)**	(621)	**(3)**	**(29)**	(35)	**(623)**	(656)
Trading profit:							
Pharmaceuticals	**1,697**	1,423	**23**	**(185)**	(205)	**1,512**	1,218
Consumer Healthcare	**122**	119	**6**	**(9)**	(48)	**113**	71
TRADING PROFIT	**1,819**	1,542	**22**	**(194)**	(253)	**1,625**	1,289
Other operating income/(expense)	**16**	67		**-**	-	**16**	67
Operating profit	**1,835**	1,609	**17**	**(194)**	(253)	**1,641**	1,356
Profits of associates	**21**	20		**-**	-	**21**	20
Disposal of businesses	**-**	96		**-**	-	**-**	96
Profit before interest	**1,856**	1,725		**(194)**	(253)	**1,662**	1,472
Net interest payable	**(29)**	(23)		**-**	-	**(29)**	(23)
PROFIT BEFORE TAXATION	**1,827**	1,702	**10**	**(194)**	(253)	**1,633**	1,449
Taxation	**(493)**	(457)		**63**	57	**(430)**	(400)
Profit after taxation	**1,334**	1,245	**10**	**(131)**	(196)	**1,203**	1,049
Minority interests	**(24)**	(22)		**-**	-	**(24)**	(22)
Preference share dividends	**(5)**	(8)		**-**	-	**(5)**	(8)
EARNINGS	**1,305**	1,215	**10**	**(131)**	(196)	**1,174**	1,019
EARNINGS PER SHARE	**21.9p**	20.0p	**13**			**19.7p**	16.8p

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under "Appropriations" on page 14.

Results in 2001 have been restated following the implementation of FRS 19 'Deferred tax' in 2002. See "Taxation - total" on page 13.

PROFIT AND LOSS ACCOUNT
Six months ended 30th June 2002

	Business performance			Merger, restructuring and disposal of subsidiaries		Total	
	6 months 2002 £m	6 months 2001 (restated) £m	**CER%**	**6 months 2002 £m**	6 months 2001 (restated) £m	**6 months 2002 £m**	6 months 2001 (restated) £m
Sales:							
Pharmaceuticals	**8,974**	8,302	**10**	**-**	-	**8,974**	8,302
Consumer Healthcare	**1,551**	1,577	**1**	**-**	-	**1,551**	1,577
SALES	**10,525**	9,879	**8**	**-**	-	**10,525**	9,879
Cost of sales	**(2,127)**	(2,095)	**3**	**(100)**	(62)	**(2,227)**	(2,157)
Gross profit	**8,398**	7,784	**9**	**(100)**	(62)	**8,298**	7,722
Selling, general and administration	**(3,720)**	(3,666)	**3**	**(224)**	(492)	**(3,944)**	(4,158)
Research and development	**(1,244)**	(1,207)	**4**	**(45)**	(44)	**(1,289)**	(1,251)
Trading profit:							
Pharmaceuticals	**3,218**	2,692	**22**	**(350)**	(534)	**2,868**	2,158
Consumer Healthcare	**216**	219	**4**	**(19)**	(64)	**197**	155
TRADING PROFIT	**3,434**	2,911	**21**	**(369)**	(598)	**3,065**	2,313
Other operating income/(expense)	**11**	91		**-**	-	**11**	91
Operating profit	**3,445**	3,002	**17**	**(369)**	(598)	**3,076**	2,404
Product divestments	**-**	-		**12**	-	**12**	-
Profits of associates	**38**	35		**-**	-	**38**	35
Disposal of businesses	**-**	96		**-**	(1)	**-**	95
Profit before interest	**3,483**	3,133		**(357)**	(599)	**3,126**	2,534
Net interest payable	**(63)**	(43)		**-**	-	**(63)**	(43)
PROFIT BEFORE TAXATION	**3,420**	3,090	**13**	**(357)**	(599)	**3,063**	2,491
Taxation	**(923)**	(829)		**113**	110	**(810)**	(719)
Profit after taxation	**2,497**	2,261	**12**	**(244)**	(489)	**2,253**	1,772
Minority interests	**(48)**	(45)		**-**	-	**(48)**	(45)
Preference share dividends	**(10)**	(21)		**-**	-	**(10)**	(21)
EARNINGS	**2,439**	2,195	**13**	**(244)**	(489)	**2,195**	1,706
EARNINGS PER SHARE	**40.9p**	36.2p	**15**			**36.8p**	28.1p
Weighted average number of shares (millions)	**5,962**	6,070				**5,962**	6,070

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under "Appropriations" on page 14.

Results in 2001 have been restated following the implementation of FRS 19 'Deferred tax' in 2002. See "Taxation - total" on page 13.

PHARMACEUTICAL SALES

	Total		USA		Europe		RoW	
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
CENTRAL NERVOUS SYSTEM	**1,166**	**21**	**859**	**27**	**194**	**(4)**	**113**	**24**
Depression	**761**	**30**	**590**	**37**	**99**	**(1)**	**72**	**29**
Seroxat/Paxil	552	29	387	39	99	(1)	66	31
Wellbutrin	209	34	203	35	-	-	6	11
Migraine	**230**	**6**	**175**	**7**	**39**	**(9)**	**16**	**43**
Imigran/Imitrex	206	6	159	7	32	(10)	15	49
Naramig/Amerge	24	7	16	12	7	(4)	1	14
Lamictal	110	24	64	44	35	(1)	11	22
Requip	24	25	13	43	10	9	1	30
Zyban	25	(28)	11	(17)	5	(35)	9	(35)
RESPIRATORY	**1,032**	**15**	**531**	**24**	**344**	**4**	**157**	**12**
Seretide/Advair, Flixotide/Flovent, Serevent	**746**	**22**	**394**	**29**	**258**	**9**	**94**	**28**
Seretide/Advair	416	> 100	224	> 100	153	45	39	93
Flixotide/Flovent	194	(22)	95	(30)	55	(24)	44	4
Serevent	136	(19)	75	(25)	50	(15)	11	8
Flixonase/Flonase	150	17	119	24	16	(12)	15	7
Ventolin	66	(17)	1	(91)	33	(7)	32	(7)
Becotide	34	(13)	-	-	27	(12)	7	(17)
ANTI-BACTERIALS	**559**	**(3)**	**262**	**(3)**	**163**	**(4)**	**134**	**(1)**
Augmentin	313	10	196	18	73	(5)	44	3
Zinnat/Ceftin	57	(49)	7	(87)	27	(12)	23	(2)
Fortum	51	2	9	3	24	3	18	1
Amoxil	30	(5)	8	63	10	(13)	12	(23)
ANTI-VIRALS	**570**	**12**	**294**	**19**	**158**	**6**	**118**	**4**
HIV	**362**	**9**	**210**	**8**	**115**	**9**	**37**	**17**
Combivir	148	(1)	84	(3)	46	(4)	18	21
Trizivir	79	> 100	52	> 100	25	> 100	2	> 100
Epivir	72	(6)	39	(4)	24	(4)	9	(15)
Retrovir	13	-	5	(9)	5	8	3	5
Ziagen	39	(8)	22	(14)	12	(8)	5	31
Agenerase	11	(12)	8	(25)	3	7	-	-
Herpes	**166**	**6**	**74**	**24**	**37**	**(3)**	**55**	**(6)**
Valtrex	105	31	68	34	20	38	17	17
Zovirax	61	(20)	6	(28)	17	(28)	38	(15)
Zeffix	29	10	3	57	4	21	22	5
METABOLIC AND GASTRO-INTESTINAL	**385**	**(5)**	**215**	**(2)**	**62**	**(18)**	**108**	**(3)**
Avandia	222	4	193	(1)	11	38	18	64
Zantac	101	(21)	21	(14)	29	(32)	51	(17)
VACCINES	**261**	**8**	**70**	**14**	**111**	**4**	**80**	**10**
Hepatitis	121	11	48	9	54	13	19	14
Infanrix	69	(1)	23	40	30	(28)	16	26
ONCOLOGY & EMESIS	**247**	**11**	**185**	**13**	**38**	**6**	**24**	**9**
Zofran	178	13	130	15	30	8	18	7
Hycamtin	27	5	19	4	6	(2)	2	41
CARDIOVASCULAR	**169**	**16**	**110**	**25**	**39**	**(2)**	**20**	**11**
Coreg	77	36	75	37	-	-	2	24
ARTHRITIS (*Relafen*)	**7**	**(86)**	**2**	**(96)**	**3**	**(16)**	**2**	**(15)**
OTHER	**217**	**(3)**	**23**	**(15)**	**62**	**14**	**132**	**(7)**
	4,613	**9**	**2,551**	**15**	**1,174**	**1**	**888**	**5**

PHARMACEUTICAL SALES

	Total		USA		Europe		RoW	
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
CENTRAL NERVOUS SYSTEM	**2,160**	**16**	**1,571**	**20**	**380**	**(2)**	**209**	**20**
Depression	**1,384**	**21**	**1,064**	**24**	**187**	**(1)**	**133**	**29**
Seroxat/Paxil	990	15	680	18	187	(1)	123	31
Wellbutrin	394	37	384	38	-	-	10	15
Migraine	**438**	**12**	**330**	**13**	**81**	**-**	**27**	**39**
Imigran/Imitrex	390	11	300	13	66	(1)	24	43
Naramig/Amerge	48	12	30	16	15	4	3	17
Lamictal	210	29	119	49	70	6	21	26
Requip	43	20	22	30	19	10	2	28
Zyban	54	(33)	24	(16)	14	(43)	16	(42)
RESPIRATORY	**1,999**	**19**	**1,019**	**33**	**668**	**6**	**312**	**13**
Seretide/Advair, Flixotide/Flovent, Serevent	**1,445**	**29**	**766**	**43**	**502**	**11**	**177**	**31**
Seretide/Advair	779	> 100	415	> 100	294	56	70	> 100
Flixotide/Flovent	394	(18)	196	(24)	111	(22)	87	6
Serevent	272	(22)	155	(25)	97	(20)	20	-
Flixonase/Flonase	287	13	218	20	29	(7)	40	(2)
Ventolin	134	(11)	7	(62)	66	(2)	61	(6)
Becotide	67	(16)	-	-	53	(16)	14	(18)
ANTI-BACTERIALS	**1,203**	**(6)**	**588**	**(11)**	**357**	**1**	**258**	**(3)**
Augmentin	701	2	453	3	164	-	84	-
Zinnat/Ceftin	126	(43)	20	(82)	60	(3)	46	(3)
Fortum	102	3	18	-	50	12	34	(6)
Amoxil	63	(16)	15	(25)	23	(10)	25	(15)
ANTI-VIRALS	**1,120**	**15**	**588**	**23**	**310**	**6**	**222**	**6**
HIV	**712**	**14**	**415**	**14**	**225**	**11**	**72**	**17**
Combivir	292	(1)	168	(2)	91	(5)	33	21
Trizivir	148	> 100	97	> 100	47	> 100	4	> 100
Epivir	144	(3)	78	3	47	(5)	19	(15)
Retrovir	27	7	11	4	11	14	5	(2)
Ziagen	79	(1)	46	(4)	24	(8)	9	39
Agenerase	22	(8)	15	(21)	5	19	2	87
Herpes	**322**	**6**	**151**	**35**	**71**	**(12)**	**100**	**(8)**
Valtrex	201	29	131	39	36	9	34	20
Zovirax	121	(17)	20	12	35	(27)	66	(18)
Zeffix	59	22	6	77	8	38	45	16
METABOLIC AND GASTRO-INTESTINAL	**738**	**-**	**407**	**7**	**128**	**(15)**	**203**	**(3)**
Avandia	418	14	360	8	21	45	37	86
Zantac	203	(17)	46	(8)	62	(27)	95	(14)
VACCINES	**505**	**13**	**152**	**24**	**204**	**6**	**149**	**13**
Hepatitis	239	11	103	16	99	11	37	(1)
Infanrix	133	10	50	55	55	(18)	28	25
ONCOLOGY & EMESIS	**478**	**18**	**359**	**21**	**75**	**6**	**44**	**14**
Zofran	337	16	246	19	58	8	33	13
Hycamtin	52	10	36	12	12	(1)	4	28
CARDIOVASCULAR	**314**	**16**	**203**	**21**	**73**	**6**	**38**	**15**
Coreg	137	30	132	30	-	-	5	31
ARTHRITIS (*Relafen*)	**14**	**(86)**	**5**	**(94)**	**4**	**(30)**	**5**	**(22)**
OTHER	**443**	**3**	**34**	**10**	**123**	**8**	**286**	**1**
	8,974	**10**	**4,926**	**15**	**2,322**	**2**	**1,726**	**6**

CONSUMER HEALTHCARE SALES

	Three months ended 30th June 2002	
	£m	CER%
Over-the-counter medicines	**382**	**6**
Analgesics	81	5
Dermatological	53	10
Gastro-intestinal	76	-
Respiratory tract	27	(5)
Smoking control	87	20
Vitamins & naturals	41	4
Oral care	**274**	**-**
Nutritional healthcare	**146**	**(1)**
Total	**802**	**3**

	Six months ended 30th June 2002	
	£m	CER%
Over-the-counter medicines	**743**	**1**
Analgesics	156	2
Dermatological	93	1
Gastro-intestinal	154	(4)
Respiratory tract	65	(1)
Smoking control	164	12
Vitamins & naturals	77	(2)
Oral care	**525**	**-**
Nutritional healthcare	**283**	**2**
Total	**1,551**	**1**

FINANCIAL REVIEW - PROFIT AND LOSS

Pharmaceutical sales

Sales in the quarter increased by 9%, which represented additional sales of £384 million (in CER terms). An analysis of sales between new products (those launched in a major market within the last five years), franchise products (established products), and older products (now less actively promoted) is set out below:

				Q2 2002
	£m	% total	CER%	CER £m
New	**1,228**	**27**	34	318
Franchise	**2,502**	**54**	8	186
Other	**883**	**19**	(12)	(120)
	4,613	**100**	9	384

The growth of the new products, notably *Seretide/Advair*, *Trizivir* and *Avandia*, and the franchise products, *Wellbutrin*, *Imigran/Imitrex* and *Zofran*, more than offsets the decline of older products such as *Zantac*. New products now account for 27% of total pharmaceutical sales.

Regional analysis

USA
US sales growth in the quarter was 15% and the business now represents 55% of total pharmaceutical sales compared with 53% for the same period in 2001. Reported sales growth in central nervous system products of 27% was driven by *Paxil,* following the launch of the *CR* formulation in April, and *Wellbutrin,* following the expansion of the anti-depressant market. *Advair* pushed the respiratory franchise sales growth to 24%. Since its launch in April 2001 *Advair* has generated over eight million prescriptions. Sales in the anti-virals therapeutic area grew 19%, led by a strong performance from *Trizivir*, which partly drew sales from its constituent products. The decline in sales of anti-bacterials of 3% arose from the impact of generic competition for *Ceftin* outweighing a good performance from *Augmentin*.

Europe
Europe region contributed 26% of pharmaceutical sales. Although overall sales growth in the region was only 1%, good growth was recorded in a number of major markets including France, Spain and Central and Eastern Europe but government healthcare reforms in Italy and Germany adversely affected sales in those countries.

Across Europe *Seretide* continued to perform strongly with growth of 45%, but this affected sales of its constituent products, *Flixotide* and *Serevent*. Sales of anti-viral products grew by 6%, led by the HIV category, which was up 9% to £115 million. The sales decline of 4% in central nervous system reflected generic competition for *Seroxat/Paxil* in some countries.

Rest of the World
Growth of 5% in the Rest of the World reflected a mixture of double digit growth in Middle East and Africa and Asia Pacific, lower growth in Canada and Japan and a decline in Latin America. Growth of 7% in Japan reflected strong performances by *Paxil* and *Imigran*, partly offset by a decline in *Zantac* sales.

Trading profit – business performance

	Q2 2002		Q2 2001			
	£m	% of sales	£m	% of sales	Growth CER%	2001 £m
Sales	**5,415**	**100**	5,122	100	8	20,489
Cost of sales	**(1,052)**	**(19.4)**	(1,077)	(21.0)	-	(4,430)
Selling, general and administration	**(1,950)**	**(36.0)**	(1,882)	(36.8)	5	(7,451)
Research and development	**(594)**	**(11.0)**	(621)	(12.1)	(3)	(2,555)
Trading profit – business performance	**1,819**	**33.6**	1,542	30.1	22	6,053

Cost of sales reduced as a percentage of sales reflecting proportionately higher sales in the US market and benefits arising from merger and manufacturing restructuring savings.

Selling, general and administration costs also benefited from merger savings.

Research and development (R&D) declined 3% due to merger related savings which have yet to be reinvested and the phasing of clinical trial expenditure. R&D expenditure is expected to be higher in the second half.

Overall the trading margin improved 3.5% and trading profit grew 22%.

Profit before tax – business performance

	Q2 2002 £m	Q2 2001 £m	2001 £m
Trading profit	**1,819**	1,542	6,053
Other operating income/(expense)	**16**	67	37
Profits of associates	**21**	20	71
Disposal of interests in associates	**-**	96	96
Net interest payable	**(29)**	(23)	(88)
Profit before tax - business performance	**1,827**	1,702	6,169

Other operating income/(expense)

Other operating income/(expense) includes royalty income, costs associated with product liability claims and product withdrawals, product disposals, equity investment sales and equity investment write-downs due to adverse stock market conditions.

Merger items, integration and restructuring costs and disposal of subsidiaries

	Q2 2002 £m	Q2 2001 £m	2001 £m
Manufacturing and other restructuring	**(16)**	(37)	(162)
Merger integration costs	**(169)**	(168)	(1,069)
Block Drug integration costs	**(9)**	(48)	(125)
Effect on operating profit	**(194)**	(253)	(1,356)
Disposal of businesses	**-**	-	(296)
Effect on profit before tax	**(194)**	(253)	(1,652)

Taxation - total

	Q2 2002 £m	Q2 2001 (restated) £m	2001 (restated) £m
Business performance	**(493)**	(457)	(1,655)
Merger items, integration and restructuring costs and disposal of subsidiaries	**63**	57	322
Taxation - total	**(430)**	(400)	(1,333)

The charge for taxation on business performance profit amounting to £493 million represents an effective tax rate of 27.0%, which is the rate expected to apply for the year. This represents an increase compared with the effective rate for 2001 of 26.8%.

The credit for taxation on merger, restructuring and business disposals amounting to £63 million reflects the actual tax rate applicable to the transactions in the territories in which they arise.

Transfer pricing issues are inevitable for a global business such as GSK. The integrated nature of the Group's worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GSK.

In the USA for a number of years GSK has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of *Zantac* in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group's estimation of its taxation liabilities. The IRS claims continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the company would need to resort to litigation.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

The Group has implemented the new Financial Reporting Standard, FRS 19 'Deferred tax', in 2002, which requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as before. The effect in the three months ended 30th June 2001 is to increase the business performance tax charge by £3 million, the total tax charge by £2 million, and the business performance tax rate by 0.1% to 26.8%. For the full year 2001 the business performance tax charge is increased by £8 million, and the total tax charge by £6 million. The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

Earnings

	Q2 2002 £m	Q2 2001 (restated) £m	2001 (restated) £m
Net profit attributable to shareholders			
Earnings	**1,174**	1,019	3,053
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	**131**	196	1,330
Adjusted earnings	**1,305**	1,215	4,383

	pence	pence	pence
Earnings per share			
Basic earnings per share	**19.7**	16.8	50.3
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	**2.2**	3.2	22.0
Adjusted earnings per share	**21.9**	20.0	72.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of subsidiaries.

	Q2 2002 £m	Q2 2001 £m (restated)	2001 £m (restated)
Appropriations			
Earnings (profit attributable to shareholders)	**1,174**	1,019	3,053
Dividends	**(530)**	(546)	(2,356)
Retained profit	**644**	473	697

The first quarter dividend was 9 pence per share (Q1 2001: 9 pence), costing £535 million (Q1 2001: £546 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	H1 2002 £m	H1 2001 (restated) £m	2001 (restated) £m
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**2,195**	1,706	3,053
Exchange movements on overseas net assets	**(76)**	(45)	(151)
UK tax on exchange movements	**-**	11	-
Unrealised gain on equity investment	**2**	-	-
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	**2,121**	1,672	2,902
Prior period adjustment - implementation of FRS 19	**(127)**		
TOTAL RECOGNISED GAINS AND LOSSES SINCE 31st DECEMBER 2001	**1,994**		

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 30th June 2002

	Q2 2002 £m	Q2 2001 £m	2001 £m
BUSINESS PERFORMANCE OPERATING PROFIT	**1,835**	1,609	6,090
Depreciation and other non-cash items	**159**	174	713
(Increase)/decrease in working capital	**(3)**	251	(67)
Increase in net liabilities	**290**	159	744
	2,281	2,193	7,480
Restructuring/integration costs paid	**(180)**	(251)	(949)
Merger transaction costs paid	**-**	(15)	(24)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**2,101**	1,927	6,507
Returns on investment and servicing of finance	**(39)**	(53)	(191)
Taxation paid	**(427)**	(484)	(1,717)
FREE CASH FLOW	**1,635**	1,390	4,599
Purchase of tangible fixed assets	**(232)**	(220)	(1,115)
Sale of tangible fixed assets	**20**	23	65
Purchase of intangible fixed assets	**(59)**	-	(196)
Sale of intangible fixed assets	**-**	-	6
	(271)	(197)	(1,240)
Product divestments	**-**	8	(30)
Purchase of own shares for employee share options and awards	**-**	(32)	(795)
Proceeds from own shares for employee share options	**10**	98	194
Purchase of equity investments	**(6)**	(7)	(47)
Sale of equity investments	**53**	97	139
Capital expenditure and financial investment	**(214)**	(33)	(1,779)
Purchase of businesses	**(7)**	-	(848)
Cash acquired with subsidiary	**-**	-	45
Business disposals	**-**	-	66
Investment in joint ventures and associates	**-**	-	(44)
Disposal of interests in associates	**-**	124	124
Acquisitions and disposals	**(7)**	124	(657)
Equity dividends paid	**(719)**	(1,067)	(2,325)
NET CASH INFLOW/(OUTFLOW)	**695**	414	(162)
Issue of ordinary share capital	**18**	45	144
Purchase of shares for cancellation	**(1,084)**	-	(1,274)
Net non-cash funds of subsidiary acquired	**-**	-	56
Redemption of preference shares issued by a subsidiary	**-**	-	(457)
Other financing cash flows	**95**	27	144
Exchange movements	**(30)**	(7)	59
Other non-cash movements	**-**	(17)	-
(INCREASE)/DECREASE IN NET DEBT IN PERIOD	**(306)**	462	(1,490)
NET DEBT AT BEGINNING OF PERIOD	**(2,221)**	(1,604)	(611)
NET DEBT AT END OF PERIOD	**(2,527)**	(1,142)	(2,101)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Six months ended 30th June 2002

	H1 2002 £m	H1 2001 £m
BUSINESS PERFORMANCE OPERATING PROFIT	**3,445**	3,002
Depreciation and other non-cash items	**408**	321
(Increase)/decrease in working capital	**(245)**	26
Increase in net liabilities	**275**	95
	3,883	3,444
Restructuring/integration costs paid	**(333)**	(447)
Merger transaction costs paid	**-**	(24)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**3,550**	2,973
Returns on investment and servicing of finance	**(146)**	(150)
Taxation paid	**(636)**	(845)
FREE CASH FLOW	**2,768**	1,978
Purchase of tangible fixed assets	**(408)**	(414)
Sale of tangible fixed assets	**28**	35
Purchase of intangible fixed assets	**(91)**	(57)
	(471)	(436)
Product divestments	**-**	(22)
Purchase of own shares for employee share options and awards	**-**	(133)
Proceeds from own shares for employee share options	**37**	128
Purchase of equity investments	**(13)**	(25)
Sale of equity investments	**62**	119
Capital expenditure and financial investment	**(385)**	(369)
Purchase of businesses	**(7)**	(845)
Cash acquired with subsidiary	**-**	45
Business disposals	**-**	71
Disposal of interests in associates	**-**	124
Acquisitions and disposals	**(7)**	(605)
Equity dividends paid	**(1,264)**	(1,230)
NET CASH INFLOW/(OUTFLOW)	**1,112**	(226)
Issue of ordinary share capital	**36**	90
Purchase of shares for cancellation	**(1,588)**	-
Net non-cash funds of subsidiary acquired	**-**	58
Redemption of preference shares issued by a subsidiary	**-**	(457)
Other financing cash flows	**52**	(17)
Exchange movements	**(38)**	21
INCREASE IN NET DEBT IN PERIOD	**(426)**	(531)
NET DEBT AT BEGINNING OF PERIOD	**(2,101)**	(611)
NET DEBT AT END OF PERIOD	**(2,527)**	(1,142)

BALANCE SHEET

	H1 2002 £m	H1 2001 (restated) £m	2001 (restated) £m
Goodwill	**159**	178	174
Intangible fixed assets	**1,639**	1,603	1,673
Tangible fixed assets	**6,762**	6,860	6,845
Investments	**3,141**	2,571	3,228
FIXED ASSETS	**11,701**	11,212	11,920
Equity investments	**152**	154	185
Stocks	**2,191**	2,324	2,090
Debtors	**6,048**	5,949	6,017
Liquid investments	**1,281**	1,474	1,415
Cash at bank	**1,122**	935	716
CURRENT ASSETS	**10,794**	10,836	10,423
Loans and overdrafts	**(2,525)**	(1,983)	(2,124)
Other creditors	**(7,342)**	(6,830)	(7,306)
CREDITORS: amounts due within one year	**(9,867)**	(8,813)	(9,430)
NET CURRENT ASSETS	**927**	2,023	993
TOTAL ASSETS LESS CURRENT LIABILITIES	**12,628**	13,235	12,913
Loans	**(2,405)**	(1,568)	(2,108)
Other creditors	**(266)**	(150)	(190)
CREDITORS: amounts due after one year	**(2,671)**	(1,718)	(2,298)
PROVISIONS FOR LIABILITIES AND CHARGES	**(2,409)**	(2,356)	(2,363)
NET ASSETS	**7,548**	9,161	8,252
Called up share capital	**1,516**	1,559	1,543
Share premium account	**205**	117	170
Other reserves	**1,894**	1,849	1,866
Profit and loss account	**3,135**	4,828	3,811
EQUITY SHAREHOLDERS' FUNDS	**6,750**	8,353	7,390
Non-equity minority interest	**592**	638	621
Equity minority interests	**206**	170	241
CAPITAL EMPLOYED	**7,548**	9,161	8,252

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	H1 2002 £m	H1 2001 (restated) £m	2001 (restated) £m
Equity shareholders' funds at beginning of period as previously reported	**7,517**	7,711	7,711
Prior period adjustment - implementation of FRS 19	**(127)**	(121)	(121)
Equity shareholders' funds at beginning of period as restated	**7,390**	7,590	7,590
Total recognised gains and losses for the period	**2,121**	1,672	2,902
Dividends	**(1,065)**	(1,092)	(2,356)
Ordinary shares issued	**36**	90	144
Ordinary shares purchased and cancelled	**(1,720)**	-	(1,274)
Exchange movements on goodwill written off to reserves	**(12)**	6	28
Goodwill written back	**-**	87	356
Equity shareholders' funds at end of period	**6,750**	8,353	7,390

FINANCIAL REVIEW - CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £180 million, was £2,101 million in Q2 2002. This represents an increase of £174 million over the second quarter 2001 and is well in excess of the funds needed for the routine cash flows of tax, capital expenditure and dividend payments. Receipts of £28 million arose from the exercise of share options; £10 million from shares held by the Employee Share Ownership Trusts (ESOTs) and £18 million from new shares. In addition, £1,084 million was spent in the quarter on purchasing the company's shares for cancellation.

Net assets

The book value of net assets decreased by £704 million from £8,252 million at 31st December 2001 to £7,548 million at 30th June 2002. This principally reflects the use of funds for the share buy-back programme.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 30th June 2002 the ESOTs held 182.7 million GSK ordinary shares, at a carrying value of £2,844 million and market value of £2,591 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value and accordingly no provision has been made. The carrying value of associates and long-term equity investments was £297 million and the market value was £1,438 million.

Equity shareholders' funds

Equity shareholders' funds decreased from £7,390 million at 31st December 2001 to £6,750 million at 30th June 2002. The decrease arises from the value of shares purchased and cancelled exceeding new shares issued and retained profits.

Legal proceedings in which GlaxoSmithKline is involved are described in the 'Legal proceedings' note to the Financial Statements and the 'Risk factors' in the Operating and financial review and prospects included in the Annual Report 2001. In view of the complexity of the Group's intellectual property litigation, the section describing that litigation has been updated in full below. Developments since the date of the Annual Report have been indicated within the updated description.

In the USA a number of distributors of generic drugs have filed applications with the US Food and Drug Administration ('FDA') to market generic versions of *Paxil/Seroxat* (paroxetine hydrochloride) prior to the expiration in 2006 of the Group's patent on paroxetine hydrochloride hemihydrate. The distributors are looking to bring to market anhydrate or other versions of paroxetine hydrochloride and in one case paroxetine mesylate. The cases are complex but the Group believes that the generic anhydrate and other versions infringe on the basis of conversion to the hemihydrate form and infringe other Group patents. In response the Group has filed actions against all those distributors for infringement of various of the Group's patents.

In July 1998 GlaxoSmithKline filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group's patent for paroxetine hydrochloride hemihydrate. Apotex had filed an Abbreviated New Drug Application ('ANDA') with the FDA seeking approval to introduce a generic form of *Paxil*. No trial date has been set.

In June 1999 GlaxoSmithKline filed an action against Geneva Pharmaceuticals, a subsidiary of Novartis Pharmaceuticals, in the US District Court for the Eastern District of Pennsylvania for infringement of the Group's patents for paroxetine hydrochloride following notice of Geneva's ANDA filing. That case has been consolidated with similar infringement actions against other generic companies that subsequently filed ANDAs. Additional infringement actions have been brought based on patents issued subsequent to the original filing. The Group also filed an action against Apotex relating to those new patents in the Eastern District of Pennsylvania. Subsequent to the date of the Annual Report, briefing on summary judgement motions filed by Apotex has been completed but hearing dates for those motions have not yet been scheduled. The motions seek summary judgement of invalidity or non-infringement of four new patents relating to paroxetine hydrochloride. Apotex had previously filed summary judgement motions of invalidity or non-infringement of the hemihydrate patent in the case in the Northern District of Illinois referred to in the preceding paragraph. Those motions were denied.

In March 2000 GlaxoSmithKline filed an action against Pentech in the US District Court for the Northern District of Illinois for infringement of the Group's patents for paroxetine hydrochloride. Pentech filed an ANDA for a capsule version of *Paxil*, asserting that its compound and presentation do not infringe the Group's patents or that the patents are invalid. Even if the FDA were to approve the Pentech ANDA, GlaxoSmithKline believes that the Pentech capsule would not be substitutable for *Paxil* tablets. Subsequent to the date of the Annual Report, fact discovery has been completed in this case. Expert discovery is scheduled for completion in February 2003.

In October 2000 GlaxoSmithKline filed an action against Synthon in the US District Court for the Middle District of North Carolina for infringement of the Group's patents for paroxetine hydrochloride and paroxetine mesylate. Synthon had filed a 505(b)(2) application (a 'paper NDA') with the FDA using paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of *Paxil*. Even if the FDA approves the Synthon application, GlaxoSmithKline believes the Synthon compound would not be substitutable for *Paxil*. Subsequent to the date of the Annual Report briefing on summary judgement motions filed by the parties has been completed but hearing dates for those motions have not yet been scheduled. No trial date has been set.

Following the expiration of the data exclusivity period in Europe, a marketing authorisation was issued to Synthon/Genthon in October 2000 by regulatory authorities in Denmark for paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of *Seroxat/Paxil*. Authorisations have been granted in seven other European countries under the Mutual Recognition process and are under assessment in others. Generic products containing paroxetine mesylate have been launched in Denmark, Germany, The Netherlands, Austria and Sweden, although the product in Denmark has been withdrawn following the grant of a patent interim injunction. The Group has initiated litigation challenging the approval by the Danish Medicines Agency on grounds that an authorisation should not have been granted under the abridged procedure as paroxetine mesylate is not essentially similar to *Seroxat*. Marketing authorisations have also been issued in eleven European countries for products containing paroxetine hydrochloride anhydrate, another variant of the Group's product. Generic products containing the anhydrate are now on the market in Germany, Austria, Denmark and Sweden. GlaxoSmithKline believes that marketing of either a paroxetine hydrochloride anhydrate product or a paroxetine mesylate product by third parties in European countries infringes its patents and is vigorously litigating its position in actions in many European countries. In June 2002 the European Patent Office Opposition Division rejected an opposition filed by Synthon against the Group's European patent covering a crystal form of paroxetine mesylate that is used in Synthon's product. That decision is subject to appeal.

In response to a challenge by BASF to the Group's UK patent for paroxetine hydrochloride anhydrate in the UK High Court in July 2002 the Judge decided that the patent was partly valid and partly invalid.

In May 2001 Geneva Pharmaceuticals commenced an action in the US District Court for the Eastern District of Virginia over four patents recently issued to GlaxoSmithKline covering clavulanic acid, a key ingredient in *Augmentin* and *Timentin*. Geneva asked the court to declare the new patents, which expire in 2017 and 2018, invalid. In August 2001 Geneva extended its complaint to cover three additional patents which expire in 2002. In September 2001 Teva Pharmaceuticals filed a similar action challenging the four recently issued patents and a patent expiring in December 2002 that cover *Augmentin*. The Teva action and an action the Group had filed against Ranbaxy were consolidated with the Geneva case. At December 2001 and March 2002 hearings on Teva's motions for summary judgement the trial judge ruled from the bench, holding that the Group's patents expiring in 2017 and 2018 are invalid. At the consolidated trial in May 2002, the same judge ruled that the patents expiring in 2002 are invalid. The FDA has granted approval for Geneva's generic product. The Group continues to believe that its patents are valid and is appealing the District Court decisions to the US Circuit Court of Appeals for the Federal Circuit.

Five distributors of generic pharmaceutical products have filed ANDAs for sustained release bupropion hydrochloride tablets (*Wellbutrin SR* and *Zyban*) in the USA, accompanied in each case with a certification of invalidity of the Group's patents. The Group has brought suit against each of the filing parties on grounds of patent infringement. The Group filed suit against ANDRx Pharmaceuticals, the first to file an ANDA, in the US District Court for the Southern District of Florida. In February 2002 the District Court Judge granted ANDRx's summary judgement motion and ruled that its product does not infringe the Group's patents. The Group is appealing that decision. Briefings on the appeal are to be completed during the third quarter 2002 but the date for oral argument on the appeal has not yet been set. Actions have also been filed against Watson Pharmaceuticals in the US District Court for the Southern District of Ohio, Eon Labs Manufacturing in the US District Court for the Southern District of New York, Impax Laboratories in the US District Court for the Northern District of California and Excel in both the US District Court for the District of New Jersey and the US District Court for the Eastern District of Virginia. The Watson case has been settled. Discovery is continuing in the remaining cases and summary judgement motions are pending in each case. Subsequent to the date of the Annual Report the court set a January 2003 trial date for the Excel case in the Eastern District of Virginia. No other trial dates have yet been set.

The Group filed an action for infringement of its patents for cefuroxime axetil, the active ingredient in the Group's *Ceftin* anti-infective product, against Ranbaxy Pharmaceuticals in the US District Court for New Jersey. A preliminary injunction was granted in favour of GlaxoSmithKline. In August 2001 the US Court of Appeals vacated that injunction and remanded the case to the District Court for a full trial on the merits, which has now been set for April 2003. Subsequent to the date of the Annual Report, Ranbaxy launched its generic version in March 2002. The Group has filed a similar action against Apotex, a second distributor of generic pharmaceutical products, in the US District Court for the Northern District of Illinois. A preliminary injunction was granted in favour of the Group in June 2002. The date for a full trial on the merits has not yet been set.

In August 2001 the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr. Reddy's Laboratories, alleging infringement of three patents for ondansetron, the active ingredient in *Zofran* tablets. The defendants have filed an ANDA with the US Food and Drug Administration. FDA approval of that ANDA is stayed until the earlier of January 2004 or resolution of the patent infringement litigation. Subsequent to the date of the Annual Report, the Group has filed a similar action against Teva Pharmaceuticals in the US District Court for the District of Delaware. The cases are still in their early stages.

Although the outcome of product liability and other claims, legal proceedings and other matters pending against GlaxoSmithKline cannot be assured until a final judgement has been given or settlement reached, the Directors, having taken appropriate legal advice, do not expect GlaxoSmithKline's ultimate liability for such matters, after taking into account provisions, tax benefits and insurance, to have a material adverse effect on its financial condition, results of its operations or its cash flows. As noted in the Annual Report 2001, loss of patent protection on significant products would adversely affect future revenues and profits of the Group.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2002	H1 2001	2001
Average rates:			
£/US$	**1.45**	1.44	1.44
£/Euro	**1.61**	1.61	1.61
£/Yen	**187.00**	173.00	175.00
Period end rates:			
£/US$	**1.52**	1.41	1.45
£/Euro	**1.55**	1.66	1.64
£/Yen	**183.00**	175.00	190.00

On average during H1 2002 sterling exchange rates were stronger against the US dollar and the yen and stable against the Euro compared to the first half 2001. In aggregate, currency movements in H1 2002 compared to H1 2001 had a net unfavourable effect on sterling results of 1% in respect of sales and 2% in respect of business performance earnings per share. Comparing H1 2002 period-end rates with H1 2001 period-end rates, sterling was stronger against the US dollar and the yen and weaker against the Euro.

If exchange rates were to hold at the 30th June 2002 levels for the remainder of the year the negative currency impact on earnings per share would be approximately 3% for the full year.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 30th June 2002 is prepared in accordance with the accounting policies expected to apply for 2002. These are unchanged from those set out in the Annual Report 2001, except that during 2002 FRS 19 'Deferred tax' has been implemented by the Group. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change in basis has been accounted for as a prior period adjustment.

Data for market share and market growth rates relate to the year ended 31st March 2002 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2001 are an abridged statement, after adjusting for the effects of implementing FRS 19 on 1st January 2002, of the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q2 Results 2002

This Announcement was approved by the Board of Directors on Wednesday 24th July 2002.

Half-Year Report and Half-Year Review

The Half-Year Report and Half-Year Review will be issued to shareholders on 7th August 2002 and will be available from that date on the GSK website.

Financial calendar

The company will announce third quarter 2002 results on 23rd October 2002. The third interim dividend for 2002 will have an ex-dividend date of 30th October 2002 and a record date of 1st November 2002 and will be paid on 3rd January 2003.

Internet

This Announcement, and other information about GSK, is available on the World Wide Web at the company's site at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 24 July, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc